

April 12, 2022

Fredrik Westin
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B7
Box 70381
Stockholm, Sweden SE-107 24

> **Re: Autoliv, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished January 28, 2022**
> **File No. 001-12933**

Dear Mr. Westin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Results of Operations and Financial Condition
Non-U.S. GAAP Performance Measures, page 38

1. We note the narrative disclosures provided for Organic Sales, Trade Working Capital, Net debt, Adjusted operating income, adjusted operating margin, and adjusted EPS. However, the table on page 39 also presents the following Non-U.S. GAAP measures: Income before income taxes, Net income attributable to controlling interest, Capital employed, Return on capital employed, Return on total equity, Total parent shareholders' equity per share. In this regard, please revise to separately identify key metrics from non-GAAP measures or alternatively, revise to include the disclosures concerning how the non-GAAP measures are useful to investors and how management uses such measures in accordance with Item 10(e) (1)(i) of Regulation S-K. In a related matter, your 8-K earnings releases should be similarly revised so that the disclosures required by Item 10(e) of Regulation S-

K are provided for each individual non-GAAP measure presented.

Form 8-K furnished January 28, 2022

Exhibit 99.1, page 22

2.   We note you present bar graphs on page 5 of key performance trends including your non-GAAP measures. When you present graphs and discussion of non-GAAP measures, please include similar graphs and discussion of your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures "C&DI's".

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing